THOMPSON & KNIGHT LLP

	ATTORNEYS AND COUNSELORS	AUSTIN DALLAS FORT WORTH
HOUSTON NEW YORK
KIRK TUCKER	THREE ALLEN CENTER 333 CLAY STREET • SUITE 3300	SAN ANTONIO _____________
DIRECT DIAL: (713) 951-5805 EMAIL: Kirk.Tucker@tklaw.com	HOUSTON, TEXAS 77002-4499 (713) 654-8111 FAX (713) 654-1871 www.tklaw.com	ALGIERS LONDON MEXICO CITY MONTERREY PARIS
	December 11, 2008	RIO DE JANEIRO SÃO PAULO VITÓRIA

Ms. Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Sanders Morris Harris Group Inc.

Registration Statement on Form S-3

Filed November 19, 2008

File No. 333-155455

Dear Ms. Long:

Thank you for the comments included in your letter dated December 5, 2008, which were made with respect to the above-referenced Registration Statement on Form S-3. I am providing the enclosed responses on behalf of Sanders Morris Harris Group Inc. (the “Company”). The Company has filed Amendment No. 1 to the Registration Statement, which amendment removed any resale securities from the Registration Statement Each of your comments is reproduced below, with specific responses following each comment.

Front Cover Page of Registration Statement, Calculation Registration Fee

1.	At the end of the first paragraph on the prospectus cover page, you indicate that the selling shareholders may offer and sell shares of common stock registered under the prospectus. With respect to the secondary offering please revise your disclosure so that the class of securities, offering price and fee payable with respect to this secondary offering are separately allocated in the fee table.

Response: The Company has decided that it will not offer any shares on behalf of any selling shareholders in transaction covered by this registration statement.

Ms. Pamela A. Long

December 11, 2008

Accordingly, all references to selling shareholders in the registration statement have been removed.

Prospectus Cover Page

2.	You disclose that the selling shareholders will be named in a prospectus supplement. Pursuant to Rule 430B(b) of the Securities Act, you may omit the identities of the selling shareholders if:

•	The registration statement is a shelf registration statement as defined in Rule 405 of the Securities Act; or

•	If you satisfy all of the conditions set forth in Rule 430B(b)(2).

Since it does not appear that you qualify to be a well-known seasoned issuer (as such term is defined in Rule 405 of the Securities Act), you are not eligible to make an automatic shelf registration statement. As a result, please disclose whether the initial offering transaction of the resale securities is complete and whether the resale securities were issued and outstanding prior to the date that you filed the registration statement on Form S-3. For additional guidance, please refer to Section V.B.1.(b) of Commission Release No. 33-8591, available on our website at http://www.sec.gov/rules/final/finalcarchive/finalarchive2005.shtm., and General Instruction II.G. of Form S-3.

Response: As indicated in our response to Comment No. 1, the Company is no longer including any resale securities in this registration statement.

Selling Security Holders, page 32

3.	Please disclose whether the selling shareholders may include or consist of underwriters. In that event, please confirm that in the prospectus supplement identifying the selling shareholders, you will disclose any selling shareholder who is a broker-dealer or an affiliate of a broker-dealer. Please note that any selling shareholder who is a registered broker-dealer should be identified as an underwriter. If any selling shareholder is an affiliate of a registered broker-dealer, please indicate whether the selling shareholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition the selling shareholder had any agreements, understandings or arrangements with any other person, either directly or indirectly, to dispose of the securities.

Response: The Company is no longer registering any resale securities under this registration statement. In the event that it does register resale securities at a later date, the Company will disclose all shareholders that are broker-dealers or affiliates of broker-

Ms. Pamela A. Long

December 11, 2008

dealers, whether or not the securities were acquired to be resold in the ordinary course of business, and whether any agreement or other arrangement to dispose of the securities existed at the time of the acquisition of the securities.

Please let me know if you have any additional comments or questions. I can be reached at (713) 951-5805.

Sincerely,

/s/ Kirk Tucker
Kirk Tucker

KT:mer

cc:	Era Anagnosti